

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2022

Albert Hill IV
Chief Financial Officer
Rose Hill Acquisition Corporation
981 Davis Dr. NW
Atlanta, GA 30327

> **Re: Rose Hill Acquisition Corporation**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Response dated December 16, 2022**
> **File No. 001-40900**

Dear Albert Hill IV:

We have reviewed your December 16, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to prior comment is to the comment in our December 14, 2022 letter.

Form 10-K for the fiscal year ended December 31, 2021

General

1. We note your response to our comment number 1. Please revise your proposed risk factor disclosure in future filings to also include the substance provided in your response letter from December 13, 2022, so that investors have necessary context to assess the risk you disclose.

You may contact Ameen Hamady at 202-551-3891 or in his absence, Isaac Esquivel at 202-551-3395 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction